August 6, 2010

Via Facsimile, Overnight Courier and EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar EnerTech Corp.
Form 10-K for the Fiscal Year Ended September 30, 2009 and related filings
Filed January 12, 2010
File No. 000-51717

Dear Mr. Vaughn:

On behalf of Solar EnerTech Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated July 23, 2010, with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2009 filed on January 12, 2010 and related filings.  For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2009

-Consolidated Statement of Operations, page 31

1.
We note that you classified the loss on your debt extinguishment related to your convertible notes as part of your operating loss for each reporting period presented.  We further note that you classify interest expense, gain on the change in the fair value of your compound derivative associated with your convertible debt, and the gain on the change in the fair value of your warrant liability associated with your convertible debt as non-operating income (expense).  Please explain to us why you are presenting the loss on your debt extinguishment as part of your operating loss rather than as non-operating loss for each reporting period presented.

Response.  The Company respectfully acknowledges the Staff’s comment.  While the Company disclosed interest expense and change in fair value of the compound derivatives and warrant liability as non-operating expenses in its Consolidated Statement of Operations in compliance with the requirements of ASC 820, Fair value measurements and disclosures, and SEC Regulation S-X Rule 5-03, the Company classified the loss on its debt extinguishment related to its convertible notes as part of its operating loss due to the context in which the loss was incurred.

We have incurred significant operating losses and have had negative cash flows from operations during each period from inception through September 30, 2009 and have had an accumulated deficit of approximately $68.3 million as of September 30, 2009.

An analysis of the Company’s financial position is set out below:

USD’000	Operating losses	Accumulated deficit	Negative cash flows from operations
For the year ended September 30, 2009	$12,452	$68,322	$ 1,142
For the year ended September 30, 2008	$20,412	$54,141	$10,181

As of September 30, 2009, we had outstanding convertible notes with a principal balance of $11.6 million, consisting of $2.5 million in principal amount of Series A Convertible Notes (the “Series A Notes”) and $9.1 million in principal amount of Series B Convertible Notes (the “Series B Notes,” together with the Series A Note, the “Notes”), which were recorded at a carrying amount of $3.1 million.

Our ability to repay the Notes when they were due or to refinance or renegotiate our obligations depended upon our financial condition and operating performance, among other factors.   We noted in our filing that as of September 30, 2009, that we only had $1.7 million in cash and cash equivalents on hand, a working capital of $106,000 and incurred a net loss of $14.2 million for the fiscal year 2009. Our minimal cash position was mostly due to funding operational losses in the earlier part of the 2009 financial year. If we were unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we failed to comply with the various requirements of our indebtedness, we would have been forced to reduce or delay capital expenditures, sell assets, seek additional capital, restructure, or refinance our indebtedness.   If we failed to generate sufficient income, raise additional capital, or renegotiate the terms and conditions of the Notes, this would have had a material negative impact on our operations and we would have been required to take actions that could have potentially harm our business, including ceasing of our operations.

We have taken steps to improve our financial position and operating performance, including the conversion of the Notes into equity, which we considered to be an integral part of the Company’s continuing business activities.   As a consequence of our strategy to extinguish our debt, on January 7, 2010, the Company entered into a conversion agreement with the holders of Notes holding over 75% of the outstanding principal amounts owed under the Notes to modify the terms of the Notes. Pursuant to the terms of the conversion agreement, the Notes were automatically converted into shares of our common stock and were amended to eliminate the maximum ownership percentage restriction prior to such conversion, as we have disclosed in Notes 16, Subsequent Events, page 57, to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2009. The Company considered that the debt extinguishment was principally carried out in order to fund its working capital and to continue as a going concern.

In determining the classification of the loss on debt extinguishment, the Company considered the guidance in SEC Regulation S-X 5-03. Paragraph 9 of SEC Regulation S-X 5-03 states that non-operating expenses include losses on securities (net of profits) and miscellaneous income deductions. Based on this (i.e., loss on debt extinguishment is not specifically required to be classified as non-operating expense) and the judgment applied by the Company, the Company considered that the debt extinguishment was principally carried out in order to fund its working capital and to continue operating in the foreseeable future, rather than to finance long term capital investments. The activities associated with the debt extinguishment were viewed as being different in nature to the continuing interest payments and change in fair value of the compound derivatives and warrant liability. From a business perspective, we do not consider that the loss on debt extinguishment is a miscellaneous income deduction, but rather a cost that was integral to the continuing operations of the business. The Company concluded that the loss on debt extinguishment is directly derived from the execution of the Company’s plan in improving its liquidity and business sustainability, as disclosed in Notes 2, Liquidity and Going Concern Issues. page 34, to the consolidated financial statements included in the Form 10-K for the fiscal year ended September 30, 2009.   Hence, in line with the guidance in SEC Regulation S-X 5-03, we classified the loss on debt extinguishment as a separate line item within operating loss.

Note 3.  Summary of Significant Accounting Policies, page 35

-Warranty Cost, page 36

2.	We note your disclosures here and on page 26 related to the warranties that you provide to your customers for the sale of your products. Please address the following:

•
Please explain to us in more detail how you are able to estimate warranty costs for the 10 and or 25-year warranties against specified declines of initial power generation capacity considering you have only been engaged as a photovoltaic solar energy cell manufacturer for six years.

•	Please explain to us how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify the factors you considered in your analysis.

Response. The practice in our industry is to offer long-term product warranties. We consider these warranties to be standard warranties offered to all customers. Our standard solar modules are typically sold with a two-year warranty for defects in materials and workmanship and a 10 year and 25 year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. We respectfully acknowledge the Staff’s comment that due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped the product and recognized the revenues. We also acknowledge that because our products are new to the market, we are not able to evaluate their performance for the entire warranty period before we have offered them for sale.

In determining the accounting for and estimating warranty costs, the Company applied 460 – Guarantees, specifically paragraphs, 460-10-25-5 to 460-10-25-7 of the FASB Accounting Standards Codification. This guidance requires that the Company makes a reasonable estimate of the amount of a warranty obligation. It also provides that in the case of an entity that has no experience of its own, reference to the experience of other entities in the same business may be appropriate.

In determining a reasonable estimate, the Company considers warranty cost provisions of other China based manufacturers that produce photovoltaic products that are comparable in engineering design, raw material input and functionality to the Company’s products, and sold to a similar target and class of customer. In determining whether such peer information can be used, the Company also considers the years of experience that these manufacturers have in the industry. Please see analysis below.

An analysis of the relevant data of selected U.S. publicly listed peer companies in the industry as extracted from their most recent Forms 20-F is set out below:

Peer Company	% of warranty provision based on revenue	In operation since	Warranty Description
Suntech Power Holdings Co., Ltd. (extracted from 2009 Form 20-F)	0.66%-1.0%	2002
• 2 years warranty for defects in workmanship;
• 5 years warranty for defects in materials;
• 10 years warranty for decline in initial power generation of >10%; and
• 25 years warranty for decline in initial power generation of >20%.
Or
• 10 years warranty for defects in materials and workmanship; and
• 25 years warranty for decline in initial power generation of >10%.

Canadian Solar Inc. (extracted from 2008 Form 20-F)	1.0%	2002
• 2 years warranty for defects in materials and workmanship;
• 10 years warranty for decline in initial power generation of >10%; and
• 25 years warranty for decline in initial power generation of >20%.
Or
• 1 years warranty for defects in materials and workmanship;
• up to ten years limited warranty against declines of the minimum power generation capacity specified at the time of delivery.

Trina Solar Ltd. (extracted from 2009 Form 20-F)	1.0%	2004	• 2 years warranty for defects in materials and workmanship; • up to 25 years warranty for minimum power output following the date of purchase or installation
Solarfun Power Holdings Co., Ltd. (extracted from 2009 Form 20-F)	1.0%	2005
• 2 to 5 years warranty for technical defects;
• 10 years warranty against decline in initial power generation of >10%; and
• 20 to 25 years warranty against decline in initial power generation of >20%.

JA Solar Holding Co., Ltd. (extracted from 2009 Form 20-F)	1.0%	2006
• 2 years warranty for defects in workmanship;
• 5 years warranty for defects in materials;
• 10 years warranty for decline in initial power generation of >10%; and
• 25 years warranty for decline in initial power generation of >20%.

Based on the above, the Company concluded that a warranty reserve based on 1% of revenue is reasonable for the years ended September 30, 2008 and 2009. For the Staff’s information, to date, there have been no actual warranty claims from customers since the commencement of module sales.  Based on the above analysis and the actual experience so far, we believe that the accrued warranty is sufficient to cover future warranty claims as of the reported periods.

The Company also respectfully advises the Staff that further disclosure relating to the risk of understatement of warranty accrual is included in the risk factors on page 14 of the Company’s Form 10-K for the fiscal year ended September 30, 2009, under the heading, ‘Because a majority of our products are sold with warranties extending for 25 years, problems with product quality or product performance may cause us to incur warranty expenses. If these expenses are significant, they could have a material adverse affect on our business and results of operations’.

-Impairment of Long-lived Assets, page 36

3.
We note that you recognized $960,000 of an impairment loss related to your idle equipment.  Please tell us how you determined the amount of impairment to recognize related to this idle equipment.  Refer to the guidance in 360-10-35 of the FASB Accounting Standards Codification.

Response.  The Company respectfully acknowledges the Staff’s comment.  In determining the impairment loss, the Company considered the guidance in 360-10-35, including paragraphs 360-10-35-47 to 360-10-35-49 of the FASB Accounting Standard Codification. In July 2008, the Company procured a plasma-enhanced chemical vapor deposition (PECVD) for $960,000. Based on the product specification from the manufacturer, the Company intended to use this equipment as part of its mass production line. The Company took delivery of the asset and capitalized the cost as Property and Equipment, specifically within the construction in progress category, with the intention of reclassifying the asset to production equipment as soon as it was available for use.  Since delivery, the Company and the supplier made multiple attempts to fine tune the equipment such that its output would meet the Company’s requirements. During the fourth quarter of fiscal 2009, the Company determined that these attempts were unsuccessful and that the equipment could not be put into production. The equipment produces output as specified per its specifications; however, the output does not meet the standards required by the Company and its customers. The procurement contract did not have any rights of return; hence, the Company decided to dispose of the equipment. No depreciation had commenced on the equipment, as it was never put into use. The Company determined that the equipment has no salvage value as it was tailored for specific use. In addition, there is no active market to obtain a salvage value. Accordingly, since neither the fair value of the equipment nor the components of the equipment could be reasonably estimated, the Company impaired 100% of the purchase price of the equipment amounting to $960,000.

-Revenue Recognition, page 38

4.
We note from page 11 and throughout the filing that you sell your products to distributors.  Please review your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions.  Provide us with a sample of your proposed disclosure.

Response.  The Company respectfully acknowledges the Staff’s comment. The Company proposes to amend the revenue recognition accounting policy in response to the Staff’s comment as follows:

The Company recognizes revenues from product sales to direct customers and distributors in accordance with guidance in FASB ASC 605, “Revenue Recognition”, which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Where a revenue transaction does not meet any of these criteria it is deferred and recognized once all such criteria have been met. In instances where final acceptance of the product, system, or solution is specified by a direct customer, revenue is deferred until all acceptance criteria have been met. Contracts with distributors do not have significant post-shipment obligations, other than product warranty, which is accrued for as warranty costs at the time revenue is recognized, based on the above criteria. The Company does not grant price concessions to distributors after shipment.

Accounts Receivable and Allowance for Doubtful Accounts, page 39

5.
We note from page 30 that your accounts receivable increased $5.4 million, or 284% from September 30, 2008 to September 30, 2009.  We note that your revenues increased 12% from fiscal 2008 to fiscal 2009.  In light of the significantly higher increase in accounts receivable compared to the increase in revenues, please explain to us in greater detail the cause of the significant increase in your accounts receivable balance from September 30, 2008 to September 30, 2009.  As we note similar large increases in accounts receivable from September 30, 2009 to March 31, 2010, please also discuss the significant reasons for those increases.  Finally, discuss how you have determined that your accounts receivable balances are collectible as of September 30, 2009 and March 31, 2010.

Response.  The Company respectfully acknowledges the Staff’s comment.  The Company generated a higher volume of sales in the fourth quarter of the fiscal year ended September 30, 2009 and in the quarter ended March 31, 2010 compared to the previous periods.  As a result, as of September 30, 2009 and March 31, 2010, the accounts receivable balances were significantly higher than those compared to the previous periods.

An analysis of the accounts receivable is set out below:

	September 30, 2008	September 30, 2009	March 31, 2010
Revenue for the quarter ended	$10,830,000	$13,196,000	$17,751,000
Accounts receivable, net, as of	$1,875,000	$ 7,395,000	$13,351,000
Turnover (days)	17	52	53
Subsequent collection through June 30, 2010	$1,875,000	$7,124,000	$8,273,000

The turnover days were within the credit term granted to customers. The relatively low accounts receivable turnover as of September 30, 2008 are because the related revenue was mainly generated from the sale of raw materials to domestic customers.  Where from fiscal year 2009 onwards, revenue was mainly generated from module sales to overseas customers.  Due to different products sold to different customer bases, coupled with different geographic markets for revenue generated in fiscal years 2008 and 2009, the accounts receivable turnover is therefore incomparable.   Payment terms for domestic customers related to raw materials sales mainly range from 0 to 30 days, and payment terms for overseas customers related to module sales mainly range from 0 to 60 days.

The Company records provision for bad debts based on an assessment of the recoverability of accounts receivable.  Specific provisions are made to the receivables where events or changes in circumstances indicate that the balances may not be collectible.  The Company considers various factors, including historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay.  The Company performs a specific provision review of the outstanding accounts receivable at least quarterly.  As noted above, these increases of accounts receivables were a result of increased sales generated from the Company’s overseas customers. These customers have been assessed by the Company as being credit worthy. The Company controls credit risk through credit approvals, credit limits and other monitoring procedures.  The Company performs credit evaluations for all new customers and does not require collateral to support customer receivables. All of the Company’s customers have gone through a very strict credit approval process. The Company diligently monitors the customers’ financial position and subsequent collection on an on-going basis.  Based on past trend, the incidence of bad debts was infrequent and inconsequential.  The Company wrote off $21,000 and $0 in accounts receivable as bad debts for the fiscal year ended September 30, 2009 and six month period ended March 31, 2010, respectively.  The accounts receivable, net, at September 30, 2008 was fully collected, and we expect to fully collect the accounts receivable, net, recorded at September 30, 2009 and March 31, 2010.

Based on the Company’s analysis as described above, the allowance for bad debts provided is considered reasonable.

6.
We note your disclosure on page 42 that certain customers have been insured by China Export & Credit Insurance Company.  Please explain to us the significant terms of this insurance, including how you are accounting for any agreement between the company and China Export & Credit Insurance Company.  Please also clarify how this insurance results in the credit risk in your accounts receivable being “controllable.”

Response.  The Company respectfully acknowledges the Staff’s comment. During the third quarter of fiscal year 2009, the Company outsourced its transportation and custom logistics for sales to a new overseas customer to a service provider.  In addition to the transportation and logistics services, the service provider also acted as an agent of the Company to purchase insurance from China Export & Credit Insurance Corporation (“CECIC”) to insure the collectability of the outstanding accounts receivable of the customer.  The insurance policy specifically identifies the overseas customer and is structured such that CECIC is to insure the collectability of the outstanding accounts receivable from that customer.  The insurance provides that, if the customer fails to repay the amounts outstanding due to the Company within 60 days, then insurance proceeds will be remitted to the service provider who will refund the Company accordingly, in lieu of the uncollectible receivable, subject to certain pre-defined limits.  The arrangement with the service provider is on-going.

For the Staff’s information, on March 25, 2010, the Company entered into a separate one year contract with CECIC to insure the collectability of the outstanding accounts receivable of two other key customers. The contract is unrelated to the arrangement entered into in the third quarter of fiscal year 2009, as discussed above.  In addition, on March 30, 2010, the Company entered into a one year revolving credit facility with Industrial Bank Co., Ltd. (“IBC”) that is secured by the accounts receivable balances of the Company’s two key customers insured by CECIC above. The Company can draw up to the lower of $2.0 million or the cumulative amount of accounts receivable outstanding from the two key customers. If any of these two insured customers fail to repay the amounts outstanding due to the Company, the insurance proceeds will be remitted directly to IBC instead of the Company, subject to certain pre-defined limits. As of March 31, 2010, the Company has not drawn on this credit facility.

The Company records accounts receivable from customers, as and when amounts are receivable and related revenue can be recognized.  The Company pays a fee for the insurance premium based on a fixed percentage of the insured accounts receivable balance outstanding and expenses this fee as incurred.

At September 30, 2009 and March 31, 2010, the outstanding balance of the customer mentioned in the first paragraph above was approximately $0.9 million or 12% and $2.3 million or 17% of the total accounts receivable, respectively.  As of March 31, 2010, as stated above, two additional customers were included in this insurance agreement.  The outstanding balance of these three customers was approximately $2.7 million or 20% of the total accounts receivable at March 31, 2010. Accordingly, the insurance provides the Company with greater control in managing and reducing its credit risk associated with its accounts receivable. To date, there have been no insurance claims submitted to CECIC.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4T.  Controls and Procedures, page 34

7.
We note your disclosure here and within your December 31, 2009 Form 10-Q related to the effectiveness of your disclosure controls and procedures.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “not effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response.  The Company respectfully acknowledges the Staff’s comment and will revise the language in its future filings.

8.
We note your disclosure here and within your December 31, 2009 Form 10-Q that you concluded that you have a material weakness due to the lack of financial accounting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP.  Please revise your future filings to explain in more detail the nature of the material weakness that existed at the end of the reporting period covered by the report and to disclose management’s plans, if any, or actions already undertaken for remediating the deficiencies identified.

Response.  The Company respectfully acknowledges the Staff’s comment and in future filings will explain in greater detail the nature of the material weakness that existed and to disclose the Company’s management’s plan to remediate the deficiencies identified.

Note 11.  Fair Value of Financial Instruments, page 23

9.
We note that you did not estimate the fair value of your convertible notes because you had to incur excessive costs to estimate the fair value.  Please explain to us how your presentation complies with the requirements of section 820-10 of the FASB Accounting Standards Codification.

Response.  The Company respectfully acknowledges the Staff’s comment.  The Company respectfully refers the Staff to Note 3, Summary of Significant Accounting Policies, Derivative Financial Instruments and Warrants, page 10, where we disclosed that all derivatives are recorded on the balance sheet at fair value in accordance with FASB ASC 815, “Derivatives and Hedging”. These derivatives, including the embedded derivatives in the Company’s convertible notes, are properly valued and accounted for at fair value.

The Company respectfully refers the Staff to Note 9, Convertible Notes, pages 14 to 17, where we disclosed that we evaluated the convertible notes for derivative accounting considerations under FASB ASC 815 and determined that the convertible notes contain two embedded derivative features, the conversion option and a redemption privilege accruing to the holder if certain conditions exist (the “compound embedded derivative”).  Accordingly, the Company re-measures the fair value of the compound embedded derivative at every reporting period.

In response to the Staff’s comment regarding our compliance with the presentation requirements of section 820-10 of the FASB Accounting Standards Codification, we respectfully refer the Staff to our disclosures in Note 9, Convertible Notes, pages 14 to 17 and in Note 11, Fair Value of Financial Instruments, pages 23 to 25.

We respectfully advise the Staff that in Note 11, Fair Value of Financial Instruments, on pages 23 and 24, pages 23 and 24, the sentence, “However, it was not practicable to estimate the fair value of the convertible notes because the Company has to incur excessive costs to estimate the fair value”, is unnecessary, because the components of the convertible notes that are subject to fair value reporting are measured at every reporting period and disclosed in the consolidated financial statements. We will remove this sentence from our disclosure in future filings.

10.
Please revise your future filings to include the disclosures outlined in 820-10-50-2(c) of the FASB Accounting Standards Codification related to your liabilities valued using a level 3 valuation model.

Response.  The Company respectfully acknowledges the Staff’s comment.  The Company respectfully refers the Staff to the table in Note 9, Convertible notes, page 14 to 17, that reconciles the proceeds from the convertible notes to the fair value of the compound embedded derivative and warrant liabilities, at issuance, as well as a roll-forward of the opening and closing balances of the compound embedded derivative and warranty liabilities, including recurring amortization and fair value changes impacting earnings for each of the periods presented. In addition, the change in fair value resulting from the compound embedded derivative and warrant liabilities are disclosed as separate line items on the Consolidated Statement of Operations.

*           *           *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

*           *           *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (86) 21-5899-7001 or Eric Wang of DLA Piper LLP (US), our outside corporate counsel, at (650) 833-2106.  Thank you very much for your assistance.

Very truly yours,

/s/ Steve Ye

Steve Ye
Chief Financial Officer
Solar EnerTech Corp.

cc:	Tara Harkins, SEC
Martin Jams, SEC
Ricky Shun, Ernst &Young Hua Ming
Eric Wang, DLA Piper LLP (US)
Yem T. Mai, DLA Piper LLP (US)